Exhibit 99.1

SilverCrest Reports Q2 2014 Financial Results

Cash Flow from Operations of $3.1 million, Net Earnings of $1.3 million

NYSE MKT: SVLC; TSX: SVL	For Immediate Release

VANCOUVER, BC - August 13, 2014 – SilverCrest Mines Inc. (the “Company”) is pleased to announce its financial results for the second quarter ended June 30, 2014. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2014, and associated management discussion and analysis (“MD&A”) which are available from the Company's website at www.silvercrestmines.com and under the Company's profile on SEDAR at www.sedar.com.

N. Eric Fier, President and COO, stated; “As expected, SilverCrest’s second quarter financial results reflect Santa Elena’s lower production numbers during the transition from an open pit, heap leach operation to an underground mine and milling circuit. With the major milestone of mill commissioning accomplished in early August, SilverCrest’s immediate focus turns to underground stope production. Expected increases in ore grades fed to the mill, combined with potential higher metal recoveries, should result in the Company achieving the lower end of our 2014 production guidance of approximately 3.3 million AgEq(2) ounces. With all major expansion capital expenditures complete, SilverCrest is now well situated to increase its cash position of $40.9 million (June 30, 2014) with near-term free cash flow from operation.”

FINANCIAL HIGHLIGHTS OF Q2, 2014, Compared to Q2, 2013:

•	Cash flow from operations (1) decreased 45% to $3.1 million ($0.03 per share).

•	Cash operating cost per silver equivalent ounce sold (2) decreased 2% to $7.66.

•	All-in sustaining cash cost per silver equivalent ounce sold (2) decreased 5% to $12.62.

•	Revenue decreased 41% to $7.7 million.

•	Metal sales of 163,026 ounces of silver and 4,743 ounces of gold decreased 10% and 36%, respectively.

•	Realized spot metal prices declined from $22 to $20 (9%) for silver and from $1,365 to $1,296 (5%) for gold.

•	Net earnings were $1.3 million ($0.01 per share), compared to $2.9 million ($0.03 per share).

•	Cash and cash equivalents were $40.9 million (at June 30, 2014), compared to $29.6 million (at June 30, 2013).

•	Working capital was $44.5 million (at June 30, 2014), compared to $41.6 million (at June 30, 2013).

•	Bullion inventory at June 30, 2014, included 69,000 ounces of silver and 1,330 ounces of gold.

Comparison of the three months ended June 30, 2014, to June 30, 2013

Net earnings were $1,314,350 ($0.01 per share basic) for the second quarter compared with $2,866,080 ($0.03 per share basic) in 2013. The decrease in net earnings during the second quarter was primarily attributed to reduced revenues from lower silver and gold sales at lower realized prices. The decrease in silver and gold production was primarily related to the closure of the open pit on April 4, 2014, three months ahead of schedule, with subsequent reduced production from the leach pad.

Silver and gold revenue totaled $7,719,057 (2013 - $13,028,258) in the second quarter. Silver sales totaled 163,026 ounces including capitalized underground ounces (2013 - 181,398), 10% lower than for the same period in 2013. The foregoing, combined with a 9% lower average realized silver price of $20 (2013 - $22) per ounce, resulted in 18% lower silver revenue. Total gold revenue reported in the second quarter decreased 40% compared to the same period in 2013. Total gold sales were 4,743 ounces including capitalized underground ounces (2013 - 7,375), or 36% below 2013. The Company sold 3,794 (2013 - 5,900) ounces of gold at an average realized gold price of $1,296 (2013 - $1,365) per ounce, a 5% decline. The Company delivered 949 gold ounces (2013 - 1,475) under the Sandstorm Purchase Agreement at $350 per ounce.

Cost of sales amounted to $3,046,958 (2013 - $5,047,895). Cash cost per silver equivalent ounce sold for the second quarter was $7.66, Ag:Au 60.0:1 (2013 - $7.80, Ag:Au 63.2:1). The decrease in operating cash cost per silver equivalent ounce sold was driven by the reduction in direct production costs during the second quarter as a result of the closure of the open pit and elimination of open pit mining costs.

FINANCIAL AND OPERATING HIGHLIGHTS:	Q2 2014	Q2 2013
Cash flow from operations (1) (2)	$3,062,502	$5,587,251
Cash flow from operations (1)(2) per share	$0.03	$0.05
Cash operating cost per silver equivalent ounce sold (2)	$7.66	$7.80
All-in sustaining cash cost per silver equivalent ounce sold (2)	$12.62	$13.34
Revenues reported	$7,719,057	$13,028,258
Cost of sales	$3,046,958	$5,047,895
Depletion, depreciation and amortization	$1,577,897	$1,685,777
Mine operating earnings	$3,094,202	$6,294,586
Other net expenses	$(2,050,358)	$(2,129,627)
Foreign exchange gain	$34,506	$761,121
Tax recovery (expense)	$236,000	$(2,060,000)
Net earnings	$1,314,350	$2,866,080
Exchange loss on translation to US Dollars	$-	$(1,126,190)
Comprehensive earnings	$1,314,350	$1,739,890
Weighted average number of common shares outstanding	118,728,205	108,865,828
Earnings per share – basic	$0.01	$0.03
Earnings per share – diluted	$0.01	$0.03
Adjusted earnings per share (2)	$0.01	$0.03
Silver ounces sold	163,026	181,398
Gold ounces sold	4,743	7,375
Silver equivalent ounces sold (2)	447,606	647,504
Ag : Au Ratio (2)	60.0:1	63.2:1

(1) Cash flow from operations before changes in working capital items.

(2) These are Non-IFRS performance measures. Refer to “CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES”. Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by a 60:1 gold price to silver price ratio. Prior to Q1 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. All numbers are rounded.

2014 PRODUCTION GUIDANCE UPDATE

Management now anticipates total production from Santa Elena in 2014 to be at the low end of our original guidance (3.3 to 3.6 million AgEq ounces). Underground stope production, due to start in August, will increase through-put grades to the new mill and therefore higher levels of gold and silver ounces for the rest of the year. As anticipated, production is heavily weighted for H2 2014 to achieve guidance.

OUTLOOK

SilverCrest’s immediate focus is to (i) continue the efficient operation of its flagship Santa Elena low cost silver and gold mine, (ii) complete initial underground stope production, (iii) expand resources and subsequent reserves at Santa Elena by systematic exploration of the deposit, (iv) evaluate and acquire exploration properties in proximity to Santa Elena and drill test some targets in 2014, (v) complete evaluation of certain aspects  of the La Joya Project to a Pre Feasibility Study level in 2014.

Q2 FINANCIALS CONFERENCE CALL

A conference call to discuss the results for the unaudited Q2 2014 financials will be held on Thursday, August 14th. The call will be held at 10am PDT (1pm EDT). To participate in the conference call, please dial the following:

Participant Dial-In Number(s)
Local / International: 1-416-640-5942
North American Toll- Free: 1-866-222-0265

A replay of the conference call will be archived for later playback on the Company’s website at www.silvercrestmines.com.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is its 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years and average operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average of 1.5 million ounces of silver and 32,800 ounces of gold per annum over the current reserve life. Major expansion and commissioning of the 3,000 tonnes per day conventional mill facility is complete and is expected to significantly increase metals production at the Santa Elena Mine in the second half of 2014 and beyond. Exploration programs continue to result in new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s material properties being located in Mexico, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), “Cash flows from operations before changes in working capital items”, “Cash operating cost per silver equivalent ounce sold” “All-in sustaining cash cost per silver equivalent ounce sold”, and “Adjusted earnings per share”. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate SilverCrest’s performance and its ability to generate cash flow. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Please refer to the Company's MD&A for the three and six months ended June 30, 2014, for a reconciliation of these measures to reported IFRS results.

Contact: Telephone: Fax: Toll Free: Email: Website:	Fred Cooper (604) 694-1730 ext. 108 (604) 694-1761 1-866-691-1730 info@silvercrestmines.com www.silvercrestmines.com